VIA EDGAR ONLY

October 1, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:     Kathleen Collins, Accounting Branch Chief

Re:	CDC Corporation
Response to Comment Letter dated September 17, 2010

Dear Ms. Collins:

On behalf of CDC Corporation (the “Company”), set forth below are responses to the comment letter dated September 17, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (the “2009 20-F”) and the Company’s Current Reports on Form 6-K filed May 13, 2010 and August 10, 2010. All share amounts set forth herein do not reflect the effects of the Company’s three for one reverse stock split, which became effective on August 23, 2010.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

General

1.	Staff Comment: We note that you have again indicated on the cover page of your annual report that you have a reporting obligation pursuant to Section 15(d) under the Securities Exchange Act of 1934, rather than securities registered pursuant to Section 12(b). Refer to your response to prior comment 1 of our letter dated November 19, 2007 and advise.

Response:

The Company will revise its disclosure on the cover page of its Annual Report on Form 20-F for the year ending December 31, 2010 in accordance with the Staff’s comment to indicate that its securities are registered pursuant to Section 12(b), and not Section 15(d) of the Securities Exchange Act of 1934.

Item 3. Key Information

D. Risk Factors, page 6

2.	Staff Comment: We note your disclosure on page 79 regarding the share pledge contracts. Please tell us whether these contracts have been registered with the relevant governmental authorities. To the extent that these contracts have not been approved or registered, then tell us how you considered including risk factor disclosures explaining that until such contracts are registered the company may have limited recourse against the shareholders of the ICP pledge.

Response:

The Company acknowledges the Staff’s comment, and informs the Staff that the share pledge contracts referenced on page 80 of the 2009 20-F (the “Share Pledge Contracts”) have not been registered with the relevant governmental authority in the PRC, which is the local Administration on Industry and Commerce registration authority (the “AIC”). The Company informs the Staff that it will revise its disclosure in its future filings to disclose that the Share Pledge Contracts are not registered with the AIC, to the extent such disclosure is appropriate and applicable at such time. The Company also informs the Staff that it will provide specific disclosure describing the limitations on the Company’s recourse against shareholders of the ICP pledges, in the “Risks Relating to our Business as a Result of Conducting Operations in the People’s Republic of China” section of “Risk Factors” in its Annual Report on Form 20-F for the year ending December 31, 2010.

Item 5. Operating and Financing Review and Prospects

A. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

3.	Staff Comment: Please tell us what consideration you gave to including a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results. For example, tell us what consideration you gave to providing an overview of the relevant economic or industry-wide factors relevant to the company, material operational risks and challenges, known material tends and uncertainties facing the company, and/or any actions taken—or to be taken—by management in response. We note your disclosure, beginning on page 47 under “CDC Corporation Business Overview,” with respect to such things as key partnerships and investments, key product development efforts, and growth strategies of, and challenges facing, your four business units. Consider enhancing your disclosure in this regard to include a discussion and analysis of your financial condition and operating performance, both historically and prospectively. Refer to Section III.A of SEC Release No. 34-48960.

Response:

The Company has reviewed SEC Release No. 34-48960 (“Release No. 34-48960”), and particularly, Section III.A thereof. The Company informs the Staff that, in response to the Staff’s comment and in accordance with Release No. 34-48960, in future filings, the Company intends to include, as an introduction to the MD&A section of its Annual Report on Form 20-F, an executive-level overview of the relevant economic or industry-wide factors relevant to the Company, material operational risks and challenges, known material trends and uncertainties facing the Company, and/or any actions taken – or to be taken – by management in response, as well as an enhanced discussion and analysis of the Company’s financial condition and operating performance, both historically and prospectively.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, Page 86

4.	Staff Comment: We note your disclosures regarding goodwill. To the extent that any of your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test. Alternatively, if you have determined that the estimated fair value substantially exceeds the carrying the value for your reporting units, please disclose this determination. Please refer to Section V of SEC Release No. 33-8350.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that, based on the goodwill impairment analysis performed by the Company as of December 31, 2009, the estimated fair value of each of the Company’s reporting units substantially exceeded their carrying value by 21%, 13%, 15%, 18% and 42% for the Company’s Software, SaaS, CDC Global Services, CDC Games and TTG reporting units, respectively. The Company’s Portals reporting unit did not have any goodwill or indefinite-lived intangible assets at December 31, 2009. Based on these percentages, as well as the Company’s expectations regarding the current and future operations of each of its reporting units, the Company does not believe that any of its reporting units are potentially at risk of failing step one of the goodwill impairment analysis. The Company confirms to the Commission that it will enhance its disclosure regarding critical accounting estimates in accordance with the guidance set forth in Section V of SEC Release No. 33-8350.

B. Liquidity and Capital Resources

Future sources of liquidity, page 113

5.	Staff Comment: Your disclosures indicate that you believe that cash flows from operating activities and your existing cash balance will be sufficient to “meet (y)our present cash requirements.” Please confirm, if true, and revise in the future to clearly state whether the company’s cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

Response:

The Company acknowledges the Staff’s comment and confirms to the Staff that, as of December 31, 2009, the Company believed that cash flows from operating activities and the Company’s existing cash balance were sufficient to meet the Company’s cash requirements for the next twelve months. Furthermore, the Company informs the Staff that it will revise its disclosure in future filings to clearly state whether or not the Company’s cash resources will be sufficient to fund its operating needs for the next twelve months.

Item 6. Directors, Senior Management and Employees, page 119

6.	Staff Comment: Please tell us why you have not disclosed the total amounts set aside or accrued by you or your subsidiaries to provide retirement or similar benefits consistent with Note 19 to the Consolidated Financial Statements.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that it will include information in its future filings regarding total amounts set aside or accrued by the Company and its subsidiaries to provide retirement or similar benefits for its directors and members of its administrative, supervisory or management bodies.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 146

7.	Staff Comment: Item 7.A of Form 20-F requires disclosure of certain beneficial owners of the company’s voting securities who, directly or indirectly, have or share voting and/or investment control of those securities. Please tell us the names of the natural person or persons having sole or shared voting and investment control over the securities held by each of Xinhua News Agency and Evolution Capital Management LLC and confirm that you will provide conforming disclosure in future filings.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that:

(i) Xinhua News Agency (“Xinhua”) holds shares of the Company’s common stock, par value $0.00025 per share (the “Common Stock”) through a wholly-owned subsidiary, Golden Tripod Technology Limited; and

(ii) based upon that certain Amendment No. 1 to Schedule 13-G filed with the Commission by Evolution Capital Management LLC and certain affiliates thereof (“Evolution”) on February 16, 2010:

•

None of Evolution Capital Management LLC (“Evo Capital”), Evo Capital Management Asia Limited (“Evo Asia”), Evolution Special Opportunities Fund Ltd. I SPC, Segregated Portfolio A (“Evo SOF”), Evolution CDC SPV, Ltd. (“Evo SPV”), or Evolution Master Fund, Ltd. SPC, Segregated Portfolio M (“Evo Master”), has sole voting or dispositive power with respect to the aggregate of 9,664,897 shares of Common Stock reported on the Evolution 13-G/A (the “Evolution Conversion Shares”); and

•

Shared voting and dispositive power with respect to the Evolution Conversion Shares is held as follows: Evo Capital, 1,733,365 shares, Evo Asia 3,965,766 shares, Evo SOF, 0 shares, Evo SPV, 2,232,401 shares, and Evo Master, 1,733,365 shares.

The Company informs the Staff that the Company is not aware of the names of the natural persons that may have voting or investment control over these securities. Furthermore, the Company informs the Staff that it will provide conforming disclosure in its future filings with the Commission, to the extent available.

Item10. Additional Information

B. Memorandum and Articles of Association, page 150

8.	Staff Comment: We note that you incorporated by reference the description of your Memorandum of Association and Articles of Association contained in your annual report on Form 20-F for the fiscal year ended December 31, 2009 [sic]. We further note that no additional information responsive to the requirements of Item 10.B of Form 20-F appears to have been provided, other than the subsection titled “Differences in Corporate Law” beginning on page 154. Please tell us how you determined that such information is not required to be presented in this annual report. To the extent you omitted such information in reliance on Instruction 1(b) to Item 10 of Form 20-F, please note that the instruction applies solely to information previously contained in a registration statement on Form 20-F.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that when it files its Annual Report on Form 20-F for the year ending December 31, 2010, it will include information concerning its Memorandum of Association and Articles of Association that is responsive to the requirements of Item 10.B. of Form 20-F, instead of incorporating by reference such information from its Annual Report on Form 20-F for the fiscal year ended December 31, 2008. Furthermore, the Company will make any necessary revisions to such disclosure in the event the Company modifies its governing documents in the intervening period.

Item 15. Controls and Procedures, page 163

9.	Staff Comment: We note management’s conclusion that your disclosure controls and procedures were effective as of December 31, 2009. We further note your subsequent disclosure on page 166 indicating that your system of controls is designed to provide only “reasonable, not absolute, assurance” regarding the reliability of your accounting and financial reporting. Please tell us, and specifically set forth in future filings, whether your principal executive and principal financial officers concluded that your disclosure controls and procedures are effective at the “reasonable assurance” level. Alternatively, you may remove from future filings the discussion of the level of assurance of your control systems. Refer to Section II.F4 of SEC Release No. 34-47986.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that its principal executive officer and principal financial officer have concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective at the reasonable assurance level. The Company also informs the Staff that, in future filings, it will clarify that the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the Company’s principal executive and principal financial officers that the controls and procedures are, in fact, effective at the “reasonable assurance” level, in accordance with the guidance provided in Section II.F4 of SEC Release No. 34-47986.

Financial Statements

Notes to Consolidated Financial Statements

11. Financing Arrangements, page F-45

10.	Staff Comment: We note that you eliminated the compound derivative related to the notes held by Evolution. Please explain to us your basis for eliminating the derivative and refer to any authoritative guidance you relied upon when determining your accounting.

Response:

In November 2009, Evolution Capital Management LLC and its affiliates (“Evolution”), holders of the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), purported to exercise a holder redemption option under the Notes on the grounds that a Qualified IPO (as defined in the Note Purchase Agreement related to the Notes) did not occur within three years of issuance of the Notes (i.e. Contingent Written Put Option 1). Evolution has also alleged default under the Notes and has claimed penalty interest at the rate of 18% per annum until the default is cured (i.e. Contingent Payment Option 3). As a result of these actions, Evolution has claimed the maximum amount available under the Notes (and the Company has recorded the full amount of the claim as a liability). Therefore, there are no remaining options available that meet the definition of a derivative per ASC 815-10-15-83 through 15-139, as there are no “implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by a contract in a manner similar to a derivative instrument,” which is the definition of an embedded derivative according to ASC 815-10-20.

15. Income Taxes, page F-55

11.	Staff Comment: Given that you have cumulative pre-tax losses, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that the Company has many different subsidiaries operating in various jurisdictions around the world. The Company has identified the deferred tax assets and liabilities of each entity in each jurisdiction separately, and assessed the likelihood of realizing the deferred tax assets for each entity (or consolidated return filing group of entities) based on the positive and negative evidence applicable to those specific entities. The primary evidence considered by the Company included each such entity’s three year cumulative pre-tax book income or loss, significant permanent book to tax differences, the carryback and carryforward periods of any deferred tax assets and future reversals of existing taxable temporary differences within that carryforward period, its forecasted pre-tax earnings for the next tax period exclusive of reversals of temporary differences, and its recent history of taxable income. In addition, the Company determined whether each such entity had produced pre-tax book income in each of the previous three years, assessed prudent tax planning strategies that may be implemented to utilize potentially expiring carryforwards, and whether the deferred tax asset was limited under Section 382 of the Internal Revenue Code of 1986, as amended, or limited as to type of income (capital gain vs. ordinary income). The Company has provided the most significant weighting to objective evidence such as historical pre-tax earnings as opposed to subjective evidence like forecasted future earnings. Management uses judgment in weighing all of the positive and negative evidence in determining whether it is more likely than not the Company will realize its deferred tax assets.

Of the Company’s net deferred tax asset balance of $15.6 million as of December 31, 2009, approximately half related to the Company’s subsidiary, Pivotal Corporation, a company organized under the laws of British Columbia (“Pivotal”). In assessing the need for a valuation allowance for Pivotal, the Company noted that it had significant cumulative pre-tax net book income for the previous three years ended December 31, 2008, 2007 and 2006. The Company forecasted significant pre-tax book income at Pivotal in 2010. The Company determined that relatively small permanent differences existed between book and taxable income at Pivotal in 2007, 2008 and 2009. The Company reported significant taxable income over the three year period ended December 31, 2009, which was offset by the Company’s net operating loss carryforwards. Also, the Company noted that Pivotal’s deferred tax liabilities were expected to reverse over approximately the same period as its deferred tax assets.

The largest component of this deferred tax asset was net operating losses. The net operating losses were due to expire at September 30, 2010, the end of Pivotal’s taxable year. Subsequently, the Company successfully petitioned to have the tax year of Pivotal extended to December 31, 2010. Based upon the Company’s forecasted earnings through the period ended September 30, 2010, the Company concluded that it would utilize approximately one-sixth of the net operating loss, and that the remaining amount was more likely than not to expire unutilized. As a result, the Company concluded that a valuation allowance representing the remaining five-sixths of the after-tax value of the net operating loss was required. Furthermore, the Company had a small capital loss carryforward as of December 31, 2009. As the Company has not identified any source of future capital income, it has determined that it was more likely than not that this asset would not be realized, and that, as a result, a corresponding valuation allowance was recorded. Pivotal’s remaining deferred tax assets related to fixed assets, deductible R&D expenses, deferred revenue, R&D credits, and other similar items. Based on Pivotal’s history of producing pre-tax book income and taxable income, the Company concluded that the remaining deferred tax asset was more likely than not to be realized and therefore did not require a valuation allowance.

The remaining net deferred tax assets relate to various tax jurisdictions, none of which are individually material. However, in each case, the Company has applied a similar analysis of the positive and negative evidence available.

Forms 6-K Filed May 13, 2010 and August 10, 2010

12.	Staff Comment: We note the adjustment for “deferred revenue grind” in your non-GAAP reconciliations. Please describe for us the nature of this adjustment and tell us how you considered disclosing what this adjustment represents in future filings.

Response:

The Company informs the Staff that the “deferred revenue grind” represents the fair value adjustment required to reduce the Company’s historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations, plus a normal profit margin based on fulfillment effort.

In future filings, the Company informs the Staff that it will supplement its non-GAAP reconciliations with a footnote to the “deferred revenue grind” line item to read, “Deferred revenue grind represents the fair value adjustment required to reduce the historical deferred revenue liabilities from acquisitions to the fair value of the Company’s legal performance obligations plus a normal profit margin based on fulfillment effort.”

13.

Staff Comment: We believe the non-GAAP operating statement columnar format under the header “Unaudited Consolidated Statement of Operations” appearing in your Forms 6-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.

Response:

The Company acknowledges the Staff’s comment, and informs the Staff that it will not include non-GAAP information in this format in future filings and will only include individual non-GAAP measures that comply with Regulation G.

As requested, in connection with responding to the comments of the Staff, the Company acknowledges that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing, please feel free to contact the undersigned at 678-259-8669.

Sincerely,

/s/ Donald L. Novajosky

Donald L. Novajosky
Vice President, Associate General Counsel & Secretary

cc:	Peter Yip Matthew Lavelle